Exhibit 99.1

Procaps Group Reports First Quarter 2023 Results

Constant Currency Net Revenues Increased 10% Quarter-over-Quarter in 1Q23, and 22% increase in Adjusted EBITDA, With Strong Demand of RX and Softgel Portfolios, Offset by Clinical Specialty Covid Portfolio

MIAMI, USA – BARRANQUILLA, COL – June 5, 2023 – Procaps Group, S.A. (NASDAQ: PROC) (“Procaps”), a leading integrated international healthcare and pharmaceutical services company, today announced its financial results for the three months ended March 31, 2022 (“1Q23”).

“We are executing on our value creation initiatives and capturing meaningful savings as we build a solid foundation and transition toward new paths for growth and shareholder value,” said Rubén Minski, CEO of Procaps.

Financial Highlights 1Q23

●	Net revenues totaled $84 million for 1Q23, impacted mainly by currency devaluation. On a constant currency basis, net revenues increased by 10%.

●	Gross profit for 1Q23 totaled $46 million, with a 55% gross margin.

●	Adjusted EBITDA reached $9 million, in line with previous year, with an Adjusted EBITDA margin of 11%. On a constant currency basis, adjusted EBITDA reached $11 million in 1Q23, a 22% increase vs. 1Q22.

U$ million	1Q23	1Q22	Δ%
Net Revenues	84.2	85.6	-2%
FX Impact on Net Revenues	10.5	-
Constant Currency Net Revenues	94.6	85.6	10%
Gross profit	46.1	47.1	-2%
Gross margin	55%	55%	-30 bps
Adjusted EBITDA	9.4	9.2	2%
FX Impact on Adjusted EBITDA	1.9	-
Constant Currency Adjusted EBITDA	11.3	9.2	22%
Adj. EBITDA margin	11%	11%	41 bps

Management Commentary

Procaps Chief Executive Officer, Ruben Minski, commented:

“The first quarter of 2023 showed strong signs of recovery after a complex 2022. Although the first quarter is traditionally our weakest quarter, we see already some of the 2022 headwinds starting to subside, which combined with our strong growth in constant currency, is a great indicator about a much improved 2023. We are facing a challenging 2Q23, as the exchange rate presents a drag on our results, and we have a high comparison base from 2Q22, but demand growth is as robust as ever across our Rx products, and our B2B business is receiving new orders that support our belief that we will have a positive second half of the year.

“The first quarter of 2023 was highlighted by the launch of new products and the strong ramp up of new products launched in the last 36 months, with approximately $27 million net sales coming from new products in the first quarter, and the solid demand for our RX portfolio, that helped to offset decreases in our Clinical Specialty Covid Portfolio.

“Our value-creation initiatives to reduce costs, improve margins and near-term profitability has continued to provide savings above and beyond our planned goals. Since the beginning of this year, we have been focused on these initiatives, including SG&A efficiency, R&D and operations optimization, among others. As of March 31st, 2023, total execution of our savings capture rate was approximately 30%. The goal is to achieve up to $15 million of recurring savings to be realized over the next 18 months.

“Looking ahead in 2023, we expect to see continuing challenges and uncertainties, but we believe our aggressive growth plan including new product launches and rollouts, combined with our value-creation initiatives, on the back of a robust and growing base demand, will position us to achieve our near and long-term goals,” concluded Minski.

Innovation & Launches

Total R&D expenses, including the amount capitalized as intangible assets, totaled $5.4 million in 1Q23, or 6% of total net revenues in the period.

Our renewal rate (% of net revenues from new products launched in the last 36 months) was 32% during in 1Q23, delivering approximately $26.8M in net revenues. Launches depend on registration approval from regulatory agencies, and we could have phasing from quarter to quarter, depending on the time of these approvals.

We have registered over 35 products in the regions where we operate, and we have 65 products in the registration process.

Ramp up for products launched during 2022 is strong, highlighted by Aludel (oncology – prostate cancer), Dolofen Flu (OTC), Mentsi and PapiloCare in Colombia. Geo expansion launches including women’s health, cardiovascular, and gastro products are also performing well according to the ramp up trajectory.

First Quarter 2023 Financial Results

Net Revenues

Net revenues totaled $84.2 million in 1Q23, compared to net revenues of $85.6 million for 1Q22, a decrease of 1.7% year-over-year. On a constant currency basis, net revenues increased 10.5% from 1Q22 to 1Q23, in line with previous preliminary results.

The slight decrease is mainly driven by the impact of the devaluation of some local currencies, particularly in Colombia of approximately $10.5 million, as well as increased prices in raw materials, supplier delivery delays which have led to backorders and a decrease in sales of the anesthetic’s portfolio.

Net revenue by strategic business segment is shown below:

U$ million	1Q23	%NR	1Q23*	1Q22	%NR	Δ%	Δ%*
CAN	9.6	11.4%	9.6	11.3	13.2%	-15.1%	-14.4%
CASAND	16.0	19.0%	16.4	12.6	14.7%	27.5%	30.2%
Diabetrics	4.1	4.8%	4.9	4.6	5.4%	-11.9%	6.3%
Nextgel	25.0	29.7%	27.8	25.3	29.6%	-1.5%	9.6%
Procaps Colombia	29.6	35.1%	36.0	31.9	37.2%	-7.2%	12.8%
Total Net Revenues	84.2	100.0%	94.6	85.6	100.0%	-1.7%	10.5%

*	Constant currency basis

Central America North (CAN)

Net revenues for the CAN business segment were $9.6 million in 1Q23, a decrease of 15.1% versus 1Q22, impacted mainly by a decrease in the OTC VitalCare in El Salvador. We reinforced our sales force in El Salvador, focusing on opening new distributors for the OTC market. On a constant currency basis, net revenues decreased 14.4% in the period.

The RX Clinical Specialties portfolio grew approximately 27% in 1Q23.

Central America South and Andean Region (CASAND)

Net revenues for the CASAND business segment totaled $ 16.0 million in 1Q23, an increase of 27.5% when compared to 1Q22, mainly due to the positive performance of new products launched in the regionand sales increase in the existing product portfolio. On a constant currency basis, net revenues increased by 30.2% in the quarter.

RX Farma portfolio grew 24%, RX Clinical Specialties grew 23%. OTC portfolio grew 24%.

Diabetrics

Diabetrics net revenues totaled $4.1 million, a decrease of 11.9% when compared with 1Q22, mainly impacted by currency devaluation of approximately $0.8 million.

On a constant currency basis, net revenues increased by 6.3%.

We have launched in El Salvador and Ecuador, and we recently received approval in Mexico to launch diabetrics products, which we expect to launch in 2023.

Nextgel

Net revenues for the Nextgel business segment were $25.0 million in 1Q23, a slight decrease of 1.5% versus 1Q22, impacted mainly by currency devaluation of approximately $2.8 million. On a constant currency basis, net revenues increased by 9.6%.

The constant currency quarter increase is mainly due to: (i) an increase in product development services with the commencement of operations of the West Palm Beach facility and the sales of certain product registrations, (ii) the increase in sales of gummy products, (iii) an increase of sales from products with current partners, offset by the change of manufacturing site of dronabinol, the ongoing bioequivalence test for progesterone, and order phasing from some of our US clients that will have a positive effect in the second half of the year.

Procaps Colombia

Net revenues for the Procaps Colombia segment totaled $29.6 million in 1Q23, a decrease of 7.2% versus 1Q22, impacted by the currency devaluation of approximately $6.4 million, and the slower pace of sales of the most relevant Clinical Specialties products for the ICU, due to higher than usual inventory cycles in the distributors resulting from less severe hospitalizations from Covid.

On a constant currency basis, net revenues increased by 12.8% from 2021 to 2022 due to the positive performance of RX Farma Procaps and OTC VitalCare business units, offset by the decrease in sales of the Clinical Specialties portfolio.

The RX Farma Procaps grew approximately 25% in sales in 1Q23 and the OTC VitalCare business unit grew approximately 23% in sales, primarily due to the demand increase of its leading brands in the market as well as the positive roll out of new products.

Gross Profit

Gross profit decreased 2.3%, to $46.1 million in 1Q23, compared to $47.1 million in 1Q22. On a constant currency basis, gross profit increased by 10.7%.

U$ million	1Q23	1Q22	Δ%
Net Revenues	84.2	85.6	-1.7%
COGS	(38.1)	(38.5)	-1.1%
Gross Profit	46.1	47.1	-2.3%
Gross Margin	54.7%	55.0%	-30.0 bps

Gross profit is negatively impacted by currency devaluation.

Gross margin was 54.7% in 1Q23 and gross margin for 2022 was 55.0%, a decrease of 30.0 bps compared to 1Q22, impacted mainly by lower net revenues.

Operating Expenses

Operating expenses totaled $38.8 million in 1Q23, a decrease of 1.9% versus 1Q22, mainly due to the decrease in administrative expenses benefitted by the roll out of the value creation initiatives.

SG&A totaled $42.8 million in 1Q23, a decrease of 4.3% versus 4Q21, representing 50.8% of total net revenues. On a constant currency basis, SG&A increased 6.4% in the quarter.

U$ million	1Q23	%NR	1Q22	%NR	Δ%
Sales and marketing expenses	(20.7)	24.6%	(20.2)	23.5%	2.5%
Administrative expenses	(22.1)	26.3%	(24.6)	28.7%	-9.9%
Other expenses	4.0	-4.7%	5.1	-6.0%	-22.8%
Total Operational Expenses	(38.8)	46.1%	(39.6)	46.2%	-1.9%

Sales and marketing expenses totaled $20.7 million in 1Q23, an increase of 2.5% versus 1Q22, mainly due to the return of events and commercial efforts COVID-19 pandemic continue to lessen, the efforts in CASAND to support top line growth, and the pre-operative expenses related to the West Palm Beach plant.

Administrative expenses totaled $22.1 million in 1Q23, a decrease of 9.9% versus 1Q22, mainly driven by the execution of the Value Creation Initiatives implemented from February 2023 onwards.

Other expenses are related mainly to the impact of exchange rate differences and the non-recurring severance payment related to the Value Creation Initiatives.

Contribution Margin

Contribution Margin is determined by subtracting sales and marketing expenses from gross profit. Procaps views Contribution Margin as an important measure to understand each business segment’s performance.

U$ million	1Q23	%NR	1Q23*	1Q22	%NR	Δ%	Δ%*
CAN	2.8	10.6%	2.8	2.1	7.9%	31.3%	31.6%
CASAND	6.5	24.8%	6.7	4.9	18.2%	33.4%	35.8%
Diabetrics	(0.5)	-1.9%	(0.5)	(0.1)	-0.3%	494.9%	496.7%
Nextgel	8.4	32.0%	9.6	10.2	37.9%	-17.5%	-5.6%
Procaps Colombia	9.1	34.4%	11.6	9.8	36.2%	-7.0%	19.3%
Total Contribution Margin	26.3	100.0%	30.2	26.9	100.0%	-2.1%	12.3%

*	Constant currency basis

CAN contribution margin was positive affected by value creation initiatives.

CASAND contribution margin was mainly a result of higher sales and the mix of products sold, impacted by increase in commercial efforts.

Diabetrics contribution margin was impacted by the change in our portfolio product mix.

NextGel contribution margin was impacted mainly by operational expenses due to the hiring of additional personnel as part of the initiation of operations at the West Palm Beach facility.

Procaps Colombia contribution margin impacted mainly due to higher sales and marketing expenses and logistics expenses, offset by the mix of products sold.

Adjusted EBITDA

Adjusted EBITDA1 totaled $9.4 million in 1Q23, an increase of 2.0% versus 1Q22, with a 11.1% margin, an increase of 40.6 bps from 1Q22.

U$ million	1Q23	1Q22	Δ%
Net Income	6.6	16.4	n.a.
Financial expenses	(1.6)	(14.6)	-88.7%
Income tax	2.3	5.7	-60.2%
D&A	3.7	3.5	5.9%
EBITDA	10.9	11.0	-0.9%
FX translation adjustments[1]	(3.9)	(5.2)	-24.1%
Transaction expenses[2]	-	2.4	n.a.
Other expenses[3]	2.4	1.0	147.1%
Adjusted EBITDA	9.4	9.2	2.0%
Adjusted EBITDA margin	11.1%	10.7%	40.6 bps

[1]	Table above – EBITDA - shows Adjusted EBITDA and a reconciliation of net income, which the Company believes is the most comparable IFRS measure, to Adjusted EBITDA. See under “Reconciliation” on the Appendix for detailed adjustments explanations.

Financial Expenses

Net financial expenses totaled an income of $1.6 million in 1Q23, impacted by the net fair value gain of the Procaps ordinary shares held in escrow and warrants liabilities, which is a non-cash item. Excluding this effect, net financial expenses totaled $9.5 million, mostly impacted by interest expense ($8.8 million in 2022).

U$ million	1Q23	1Q22	Δ%
Banking expenses and fees	(0.4)	(0.4)	1.4%
Others financial expenses	(0.3)	(0.1)	98.7%
Net fair value gain of warrants liabilities	3.9	1.7	128.3%
Net fair value gain of shares held in escrow	7.2	18.5	-61.1%
Interest expenses	(8.8)	(5.1)	72.6%
Net Financial Expenses	1.6	14.6	-88.7%

Net Income

Procaps reported net income of $11.1 million for 1Q23 and $16.4 million for 1Q22. Non-cash items totaled $11.2 million in 1Q23 compared to $20.2 million in 1Q22.

U$ million	1Q23	%NR	1Q22	%NR	Δ%
EBIT	7.2	8.6%	7.5	8.8%	-4.0%
Net Financial Expenses	1.6	2.0%	14.6	17.0%	-88.7%
EBT	8.9	10.6%	22.1	25.8%	-59.8%
Income Tax	(2.3)	-2.7%	(5.7)	-6.6%	n.a.
Net Income	6.6	7.9%	16.4	19.2%	-59.7%

Indebtedness

As of March 31, 2023, our total gross debt was $285.1 million, compared to $285.9 million as of December 31, 2022.

Gross debt consisted mainly of Senior Notes in the amount of $115.0 million; other loans in the amount of $95.7 million and a syndicated loan in the amount of $38.6 million. Total gross debt is carried at an average cost of 8.5%.

Cash totaled $23.0 million as of March 31, 2023, impacted mainly by the increase in working capital to mitigate supply chain challenges, increased expenses for being a listed public company, and financing and M&A projects and expansion CAPEX to support future growth.

Total net debt as of March 31, 2023, totaled $262.1 million, of which approximately 47% consisted of short-term obligations. As of December 31, 2022, the Company was in breach of certain of the covenants included under its note purchase agreement, its syndicated loan agreement and an additional credit agreement. Although none of the lenders declared an event of default under the applicable agreements, these breaches could have resulted in the lenders requiring immediate repayment of the applicable indebtedness and as a result, the Company has classified the respective indebtedness to current liabilities as of March 31, 2023.

U$ million	1Q23	2022	1Q22
Short Term	135.1	257.5	99.7
Long Term	150.0	28.4	168.6
Gross Debt	285.1	285.9	268.3
Cash and cash equiv.	23.0	43.0	65.6
Net Debt	262.1	242.9	202.7
Adjusted EBITDA LTM	70.3	70.1	99.6
Net Debt / Adj. EBITDA	3.7x	3.5x	2.0x

Net debt/Adjusted EBITDA was 3.7x for the year ended March 31, 2023, compared to 3.5x for the year ended December 31, 2022.

Capital Expenditures (“CAPEX”)

As of March 31, 2023, CAPEX totaled $4.9 million, comprised of $3.3 million of property, plant & equipment (“PP&E”) (3.9 % of net revenues) and $ 1.6 million of intangible CAPEX (1.9 % of net revenues).

PP&E CAPEX refers mainly to the construction of the new Miramar site for Funtrition, the increase of installed capacity in our plants and the expansion of analytical lab capacity.

Intangible CAPEX refers mainly to investments in the development of new products and product sanitary registration fees.

These investments are aligned with our strategic growth plan to increase production capacity, facilities improvements and increase capacity to develop new products.

U$ million	1Q23	% NR	1Q22	% NR	Δ%
Intangible CAPEX	1.6	1.9%	1.8	2.1%	-13.4%
PP&E CAPEX	3.3	3.9%	2.2	2.6%	49.4%
Total CAPEX	4.9	5.8%	4.0	4.7%	20.9%

Cash Flow

Cash flow from operating activities during 2022 was $6.1 million, mainly impacted by changes in working capital particularly due to the increase in inventories, CAPEX and R&D investments.

U$ million	1Q23	1Q22	Δ%
Net Income	6.6	16.4	-59.7%
D&A	3.7	3.5	5.9%
Income Tax expenses	2.3	5.7	-60.2%
Finance expenses	(1.6)	(14.6)	-88.7%
Other adjustments	4.6	1.0	345.2%
Changes in working capital	(9.5)	(4.3)	122.1%
Cash from operations	6.1	7.8	-21.9%
Interest paid	(0.9)	(0.4)	108.5%
Income tax paid	(2.1)	(1.0)	99.7%
Operating Cash Flow	3.1	6.3	-50.9%
CAPEX and R&D investments	(5.0)	(4.2)	20.8%
Free Cash Flow	(1.9)	2.2	n.a.
Financing Cash Flow	(18.6)	(10.2)	20.8%
Increase (Decrease) in Cash	-20.5	-8.0	20.8%

Cash conversion cycle was 120 days ($135.6 million).

(days)	4Q21	1Q22	2Q22	3Q22	4Q22	1Q23
Acounts receivables (DSO)	103	96	100	107	114	103
Inventories (DIO)	70	85	83	83.1	85.0	87.4
Accounts payable - suppliers (DPO)	75	78	76	78.8	79.2	70.4
Working Capital	98	103	107	111	120	120

About Procaps Group

Procaps Group, S.A. (“Procaps”) (NASDAQ: PROC) is a developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,500 employees working under a sustainable model. Procaps develops, manufactures, and markets over the counter (OTC) pharmaceutical products and prescription pharmaceutical drugs (Rx), nutritional supplements and high-potency clinical solutions. For more information, visit www.procapsgroup.com or Procaps Group’s investor relations website investor.procapsgroup.com.

APPENDIX

Portfolio Overview

Procaps´ portfolio is comprised by 5 business lines: Nextgel, Diabetrics, Farma Procaps, Clinical Specialties, and Vital Care.

Nextgel

Nextgel is the iCDMO (integral contract development and manufacturing organization) arm of Procaps. We develop and manufacture proprietary Softgel technology, such as Unigel, Versagel, Chewgel, G-tabs and specialized gummies. We export to over 50 countries and partner with global and regional pharmas. This is exclusively a B2B channel.

Diabetrics

Diabetrics is a health solution for diabetes patients. It is a patient-centric solution, offering a comprehensive portfolio of products and differentiated services. This solution is offered in Colombia, and we expect to launch in Central America and Mexico beginning in 2023.

Farma Procaps

Farma Procaps formulates, manufactures and markets branded prescription drugs. It represents a high-growth portfolio that focuses on nine therapeutic areas: feminine care products, pain relief, skin care, digestive health, growth and development, cardiology, vision care, central nervous system and respiratory.

Clinical Specialties

Clinical Specialties business line develops, manufactures, and markets high-complexity drugs for hospitals and clinics, such as antibiotics, blood clots, immunosuppressants, oncology, and analgesics products.

VitalCare

VitalCare business line develops, manufactures, and markets OTC consumer healthcare products through an extensive portfolio focused on high-prevalence therapeutic areas, including gastrointestinal, skin care, cough, and cold, analgesics, urological, and vitamins, minerals, and supplements.

Our Farma Procaps, VitalCare and Clinical Specialties business units are part of three business segments: CAN, CASAND, and Procaps Colombia.

Procaps Colombia primarily serves the Colombian market; CAN primarily serves the Honduras, Nicaragua, El Salvador, United States, and Guatemala markets; and CASAND primarily serves the Panama, Costa Rica, Ecuador, Dominican Republic, Peru, and Bolivia markets.

Use of Non-IFRS Financial Measures

Our management uses and discloses EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, Net Debt-to-Adjusted EBITDA ratio, Contribution Margin, Contribution Margin on a constant currency basis and net revenue on a constant currency basis, which are non-IFRS financial information to assess our operating performance across periods and for business planning purposes. We believe the presentation of these non-IFRS financial measures is useful to investors as it provides additional information to facilitate comparisons of historical operating results, identify trends in our underlying operating results and provide additional insight and transparency on how we evaluate our business. These non-IFRS measures are not meant to be considered in isolation or as a substitute for financial information presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and should be viewed as supplemental and in addition to our financial information presented in accordance with IFRS.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Net Debt-to- Adjusted EBITDA ratio

We define EBITDA as profit (loss) for the period before interest expense, net, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA further adjusted to exclude certain isolated costs incurred as a result of the COVID-19 pandemic, certain transaction costs incurred in connection with the business combination (“Business Combination”) with Union Acquisition Corp. II (“Union”), certain listing expenses incurred in connection with the Business Combination, certain costs related to business transformation initiatives, certain foreign currency translation adjustments and certain other finance costs, and other nonrecurring nonoperational or unordinary items as the Company may deem appropriate from time to time. We also report Adjusted EBITDA as a percentage of net revenue as an additional measure so investors may evaluate our Adjusted EBITDA margins. None of EBITDA, Adjusted EBITDA or Adjusted EBITDA margin are presented in accordance with generally accepted accounting principles (“GAAP”) or IFRS and are non-IFRS financial measures.

We use EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio for operational and financial decision-making and believe these measures are useful in evaluating our performance because they eliminate certain items that we do not consider indicators of our operating performance. EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to-Adjusted EBITDA ratio are also used by many of our investors and other interested parties in evaluating our operational and financial performance across reporting periods. We believe that the presentation of EBITDA, Adjusted EBITDA, Adjusted EBITDA margin and Net Debt-to- Adjusted EBITDA ratio provides useful information to investors by allowing an understanding of key measures that we use internally for operational decision-making, budgeting, evaluating acquisition targets, and assessing our operating performance.

EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to- Adjusted EBITDA ratio are not recognized terms under IFRS and should not be considered as a substitute for net income (loss), cash flows from operating activities, or other income or cash flow statement data. These measures have limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under IFRS. We strongly encourage investors to review our financial statements in their entirety and not to rely on any single financial measure.

Because non-IFRS financial measures are not standardized, EBITDA, Adjusted EBITDA, Adjusted EBITDA margin, and Net Debt-to-Adjusted EBITDA ratio, as defined by us, may not be comparable to similarly titled measures reported by other companies. It, therefore, may not be possible to compare our use of these non-IFRS financial measures with those used by other companies.

Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

for the three months ended March 31, 2023 and 2022

U$ million	1Q23	1Q22	1Q23*
Net Income	6.6	16.4	7.2
Financial expenses	(1.6)	(14.6)	0.1
Income tax	2.3	5.7	2.0
D&A	3.7	3.5	4.3
EBITDA	10.9	11.0	13.6
FX translation adjustments[1]	(3.9)	(5.2)	(4.7)
Transaction expenses[2]	-	2.4	-
Other expenses[3]	2.4	1.0	2.4
Adjusted EBITDA	9.4	9.2	11.2
Adjusted EBITDA margin	11.1%	10.7%	11.9%

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information is non-IFRS financial information that compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. We currently present net revenue on a constant currency basis. We calculate constant currency by calculating three month-end period for the three months ended March 31, 2023 using prior-period (three months ended March 31, 2022) foreign currency exchange rates. The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $3,913.49 per U.S. $1.00 and R$5.229,90 per U.S. $1.00, for the three months ended March 31, 2022. We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange. These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS.

Contribution Margin

We define Contribution Margin as gross profit less selling expenses. Contribution Margin is one of the key performance indicators we use in evaluating our profitability. We believe Contribution Margin is useful to investors in evaluating our operating performance compared to other companies in the pharmaceutical industry, as similar measures are commonly used by companies in this industry.

The following table provides a reconciliation from gross profit to Contribution Margin for the three months ended March 31, 2023 and 2022.

	US$ million	1Q22	1Q23
Nextgel	Net Revenues	25.3	25.0
	COGS	(12.5)	(13.7)
	Gross Profit	12.840	11.280
	Gross margin %	50.7%	45.2%
	Sales and marketing expenses	(2.6)	(2.9)
	Contribution margin	10.2	8.4
	Contribution margin %	40.3%	33.8%

Procaps Col	Net Revenues	31.9	29.6
	COGS	(15.9)	(15.2)
	Gross Profit	15.916	14.308
	Gross margin %	50.0%	48.4%
	Sales and marketing expenses	(6.165)	(5.238)
	Contribution margin	9.751	9.070
	Contribution margin %	30.6%	30.7%

CAN	Net Revenues	11.3	9.6
	COGS	(4.8)	(3.2)
	Gross Profit	6.457	6.385
	Gross margin %	57.3%	66.7%
	Sales and marketing expenses	(4.3)	(3.6)
	Contribution margin	2.1	2.802
	Contribution margin %	18.9%	29.3%

CASAND	Net Revenues	12.6	16.0
	COGS	(2.0)	(2.6)
	Gross Profit	10.523	13.410
	Gross margin %	83.8%	83.7%
	Sales and marketing expenses	(5.6)	(6.9)
	Contribution margin	4.9	6.5
	Contribution margin %	39.0%	40.8%

Diabetrics	Net Revenues	4.6	4.1
	COGS	(3.2)	(3.4)
	Gross Profit	1.386	0.680
	Gross margin %	30.1%	16.8%
	Sales and marketing expenses	(1.5)	(1.2)
	Contribution margin	(0.1)	(0.5)
	Contribution margin %	-1.8%	-12.3%

Total	Net Revenues	85.6	84.2
	COGS	(38.5)	(38.1)
	Gross Profit	47.123	46.062
	Gross margin %	55.0%	54.7%
	Sales and marketing expenses	(20.2)	(20.7)
	Contribution margin	27.0	25.4
	Contribution margin %	31.5%	30.2%

EXHIBTS – 1Q23 FINANCIALS

Procaps Group, S.A. and subsidiaries (The Group)

Unaudited Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income For the three ended March 31, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended March 31
	2023	2022
Revenue	$84,162	$85,630
Cost of sales	(38,100)	(38,508)
Gross profit	46,062	47,122

Sales and marketing expenses	(20,670)	(20,157)
Administrative expenses	(22,119)	(24,556)
Finance income, net	1,649	14,582
Other income, net	3,958	5,124
Income before tax	8,880	22,115

Income tax expense	(2,259)	(5,669)
Income for the period	$6,621	$16,446

Income for the period attributable to:
Owners of the Company	6,621	16,446
Non-controlling interests	—	—

Earnings per share:
Basic and diluted, income for the year attributable to ordinary equity holders of the Company[1]	0.07	0.16

Unaudited Condensed Consolidated Interim Statement of Financial Position

As of March 31, 2023 and December 31, 2022

(In thousands of United States Dollars, unless otherwise stated)

	As of March 31, 2023	As of December 31, 2022
Assets
Non-current assets
Property, plant and equipment, net	82,450	73,965
Right-of-use assets, net	39,076	39,013
Goodwill	5,790	5,791
Intangible assets, net	34,375	32,208
Investments in joint ventures	1,717	1,505
Other financial assets	218	210
Deferred tax assets, net	6,712	6,974
Other assets	2,531	3,078
Total non-current assets	$172,869	$162,744
Current assets
Cash	23,033	43,003
Trade and other receivables, net	116,363	129,602
Inventories, net	99,149	96,833
Amounts owed by related parties, net	2,610	2,474
Current tax assets, net	23,997	21,187
Other current assets, net	3,695	4,344
Total current assets	$268,847	$297,443
Total assets	$441,716	$460,187

Liabilities and Stockholders’ Equity (Deficit)
Equity (Deficit)
Share capital	1,011	1,011
Share premium	377,677	377,677
Reserves	45,743	45,743
Accumulated deficit	(384,892)	(391,513)
Accumulated other comprehensive loss	(33,433)	(33,859)
Equity (deficit) attributable to owners of the company	$6,106	$(941)
Non-controlling interest	(937)	(937)
Total equity (deficit)	$5,169	$(1,878)
Non-Current liabilities
Borrowings	150,011	28,410
Warrant liabilities	6,971	10,916
Shares held in escrow	32,859	40,064
Deferred tax liabilities	6,616	7,821
Other liabilities	6,626	6,480
Total non-current liabilities	$203,083	$93,691
Current liabilities
Borrowings	135,112	257,525
Trade and other payables	79,909	90,187
Amounts owed to related parties	3,320	2,914
Current tax liabilities, net	7,411	6,133
Provisions	162	138
Other liabilities	7,550	11,477
Total current liabilities	$233,464	$368,374
Total liabilities and stockholders’ equity (deficit)	$441,716	$460,187

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the three months ended March 31, 2023 and 2022

(In thousands of United States Dollars, unless otherwise stated)

	For the three months ended March 31
	2023	2022
Operating activities
Income for the period	$6,621	$16,446
Adjustments to reconcile net income with cash flow from operating activities before changes in working capital:
Depreciation of property, plant and equipment	1,275	1,452
Depreciation of right-of-use assets	1,502	1,230
Amortization of intangibles	929	818
Income tax expense	2,259	5,669
Finance income	(1,649)	(14,582)
Unrealized currency exchange rate differences	2,590	—
Share of result of joint ventures	(199)	100
Net loss on sale and disposal of property, plant and equipment	48	33
Inventory provision	996	591
Provision for bad debt	1,157	314
0 Provisions	29	—
Cash flow from operating activities before changes in working capital	15,558	12,071

(Increase)/decrease in operating assets and liabilities:
Trade and other receivables, net	11,751	5,573
Amounts owed by related parties	255	(521)
Inventories, net	(813)	(19,830)
Current tax assets, net	(2,809)	(6,757)
Other current assets, net	649	2,092
Trade and other payables	(15,330)	16,814
Amounts owed to related parties	322	333
Current tax liabilities, net	166	1,442
Other liabilities	(4,158)	(2,843)
Provisions	(6)	(7)
Other financial assets	(8)	(12)
Other assets	525	(541)
Cash generated from operations	6,102	7,814

Interest paid	(905)	(434)
Income tax paid	(2,089)	(1,046)
Cash flow provided by operating activities	$3,108	$6,334

Investing activities
Acquisition of property, plant and equipment	(3,282)	(2,197)
Acquisition of intangibles	(1,582)	(1,827)
Advances to related parties	(163)	(136)

Cash flow used in investing activities	$(5,027)	$(4,160)

Financing activities
Proceeds from borrowings	16,360	30,334
Payments on borrowings	(26,403)	(33,624)
Payments to related parties	—	(2,359)
Interest paid on borrowings	(6,887)	(3,924)
Payment of lease liabilities	(1,660)	(587)

Cash flow used in financing activities	$(18,590)	$(10,160)

Net decrease in cash	(20,509)	(7,986)
Cash at beginning of the period	43,003	72,112
Effect of exchange rate fluctuations	539	1,518
Cash at end of the period	$23,033	$65,644

Non-cash financing and investing activities[1]	$8,825	$13,463

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the inability to successfully retain or recruits officers, key employees, or directors; (2) effects on Procaps’ public securities’ liquidity and trading; (3) the lack of a market for Procaps’ securities; (4) changes in applicable laws or regulations; (5) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors; (6) the Company’s inability to achieve its cost saving goals and value creating initiatives, (7) our ability to remediate our disclosed material weaknesses within certain time frames, if at all and (8) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of any acquisitions contemplated or pursued by the Company, the impact of COVID-19 on Procaps’ business, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20-F filed with the SEC, as well as Procaps’ other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.